Exhibit 99.2

ERAYAK Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General
Meeting of Shareholders on November 20, 2025 at 11:00 A.M., Beijing Time
(November 19, 2025, at 11:00P.M., Eastern Time)

The undersigned hereby appoints Mr. Lingyi Kong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of ERAYAK Power Solution Group Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” the resolutions in Items 1.

Item 1	RESOLVED as an ordinary resolution, (a) to approve an increase of the Company’s authorized share capital from US$50,000 divided into 2,272,727.2̅7̅ ordinary shares of a par value of US$0.022 each comprising (i) 2,045,454.5̅4̅ class A ordinary shares of a par value of US$0.022 each and (ii) 227,272.7̅2̅ class B ordinary shares of a par value of US$0.022 each, to $220,000,000 divided into 10,000,000,000 ordinary shares of par value US$0.022 each comprising (i) 9,000,000,000 class A ordinary shares of a par value of US$0.022 each and (ii) 1,000,000,000 class B ordinary shares of a par value of US$0.022 each (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain

Item 2	RESOLVED as a special resolution, subject to and conditional upon the passing of Item One, to adopt the fourth amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for and to the exclusion of the existing third amended and restated memorandum and articles of association of the Company, to (i) reflect the Share Capital Increase described in Proposal One and (ii) incorporate certain post-IPO language, corporate-governance provisions, and housekeeping amendments customary for a listed Cayman Islands exempted company, as more particularly described in and in the form of the Restated M&A attached to the notice of meeting.

☐ For	☐ Against	☐ Abstain

Item 3	RESOLVED as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above.

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:_____________________________________ , 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on November 19, 2025, at 12:59 P.M., Beijing Time (November 18, 2025, at 11:59 P.M., Eastern Time).